UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Eargo, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

270087109

(CUSIP Number)

Adam Fliss

Founding Partner and General Counsel

Patient Square Capital, LP

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 384-6558

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 270087109	SCHEDULE 13D

1	NAME OF REPORTING PERSON PSC Echo, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 270087109

1	NAME OF REPORTING PERSON PSC Echo GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 270087109

Explanatory Note:

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D filed by the Reporting Persons on December 5, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on December 7, 2022 and as further amended by Amendment No. 2 to the Original Schedule 13D filed on October 30, 2023 (as so amended, the “Schedule 13D”), and is being filed by (i) PSC Echo LP, a Delaware limited partnership (“Investor”), and PSC Echo GP, LLC, a Delaware limited liability company and the general partner of Investor (collectively, each of the foregoing persons, the “Reporting Persons”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Eargo, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Item 3 is hereby supplemented by inserting the following information at the end of Item 3:

On February 16, 2024, the Merger closed, as described in Item 4, below. The total consideration paid for the Shares in connection with the Merger was approximately $11,779,521.00. All of the consideration was funded through the Equity Commitment Letter.

Item 4. Purpose of $ Transaction

This Item 4 is hereby supplemented by inserting the following information at the end of Item 4:

Consummation of the Merger

On February 16, 2024, pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding each share of common stock par value $0.0001 per share (“Share”) as of immediately prior to the Effective Time (excluding any Excluded Shares (as defined in the Merger Agreement)) was cancelled and converted in the right to receive $2.55 per Share in cash, without interest (the “Merger Consideration”).

Following the consummation of the Merger, the Nasdaq Stock Market LLC filed a Form 25, to delist the Shares from the Nasdaq Stock Market LLC and deregister Shares under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Issuer intends to file a Form 15 to deregister the Shares under Section 12(g) of the Exchange Act and suspend any reporting obligations under Section 13(a) and Section 15(d) thereof. Because the registration of the Shares will be terminated, the Reporting Persons will no longer be subject to reporting under Section 13(d) of the Exchange Act in respect of the Shares upon effectiveness of the deregistration. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

The consummation of the Merger and the other transactions described in this Item 4 have resulted or will result in a number of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D with respect to the Issuer, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the Surviving Company), causing a class of securities of the Issuer to be delisted from a national securities exchange, a class of equity securities of the Issuer becoming eligible for termination of registration and a change in the Issuer’s certificate of incorporation to reflect that the Issuer has become a privately held company.

Item 5. Interest in Securities of the Issuer

This Item 5 (a)-(c) are hereby amended and restated in their entirety as set forth below.

(a) – (c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(a) – (c). As a result of the transactions discussed in Item 4 and after effectiveness of the delisting and deregistration of the Shares, the Reporting Persons will no longer have voting or dispositive power over any registered equity securities of the Issuer. Other than as described herein and elsewhere in the Schedule 13D or this Amendment, the Reporting Persons have not affected any transactions in the Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024	PSC ECHO, LP

By: PSC Echo GP, LLC Its: General Partner

	By:	/s/ Adam Fliss
	Name:	Adam Fliss
	Title:	Vice President

PSC ECHO GP, LLC

	By:	/s/ Adam Fliss
	Name:	Adam Fliss
	Title:	Vice President